Filed Pursuant to Rule 433

Registration No. 333-156118

Subject to Completion

Preliminary Term Sheet dated February 8, 2011

The terms of the Notes are as specified in this term sheet and in the documents indicated herein under “Additional Note Terms”. Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page P-4 of product supplement LIRN-2. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting in its capacity as a principal in selling the Notes to investors.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.125	$
Proceeds, before expenses, to SEK	$9.875	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.975 per unit and $0.10 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.875 per unit and $0.00 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in February or March 2011, the settlement date may occur in February or March 2011 and the maturity date may occur in November or December 2011. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co. February , 2011

Units

Capped Leveraged Index Return Notes®

Linked to the Front Month Corn Futures Contract (C 1),

due December , 2011

$10 principal amount per unit

Pricing Supplement/Term Sheet No. 192

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Expected Pricing Date* February , 2011

Settlement Date* February , 2011

Maturity Date* December , 2011

CUSIP No.

Capped Leveraged Index Return Notes®

200% leveraged upside exposure to increases in the Front Month Corn Futures Contract, subject to a cap of 35% to 39%

1-to-1 downside exposure to decreases in the Front Month Corn Futures Contract below the Threshold Value with 90% of your investment at risk

A maturity of approximately 9.5 months

Payment at maturity is subject to the credit risk of SEK

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Summary

The Capped Leveraged Index Return Notes® Linked to the Front Month Corn Futures Contract due December     , 2011 (the “Notes”) are senior, unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes provide a leveraged return for investors, subject to a cap, if the Front Month Corn Futures Contract (as defined below) increases moderately from the Starting Value, determined on the Pricing Date, to the Ending Value, determined on a Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forgo interest payments on the Notes and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this term sheet have the meaning set forth in product supplement LIRN-2. References in this term sheet to “SEK”, “we”, “us”, and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Original Offering Price:	$10 per unit

Term:	Approximately 9.5 months

Market Measure:	The Front Month Corn Futures Contract (the “Corn Futures Contract”), which is the front-month corn futures contract traded on CBOT (Bloomberg symbol: C 1 <Cmdty>).

Starting Value:	The value of the Corn Futures Contract on the Pricing Date, subject to the Pricing Date Market Disruption Calculation, as more fully described beginning on page P-11 of product supplement LIRN-2. The Starting Value will be set forth in the final term sheet made available in connection with sales of the Notes.

Ending Value:	The value of the Corn Futures Contract on the scheduled Calculation Day (as defined below). If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described on page P-12 of product supplement LIRN-2.

Threshold Value:	90% of the Starting Value, rounded to two decimal places.

Capped Value:	$13.50 to $13.90 per unit of the Notes, which represents a return of 35% to 39% over the $10 Original Offering Price. The actual Capped Value of the Notes will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

Calculation Day:	The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined as of the Pricing Date, subject to adjustment as described beginning on page P-12 of product supplement LIRN-2.

Participation Rate:	200%

Downside Leverage Factor:	100%

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Determining Payment at Maturity for the Notes

Capped Leveraged Index Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 200% and assuming a Capped Value of $13.70 (a 37% return), the midpoint of the range of $13.50 and $13.90. The green line reflects the hypothetical returns on the Notes, while the gray line reflects the hypothetical returns of a direct investment in corn, as measured by the Corn Futures Contract.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are four examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 662.50, the value of the Corn Futures Contract on February 3, 2011, and a hypothetical Capped Value of $13.70, the midpoint of the range of $13.50 and $13.90.

Example 1 — The hypothetical Ending Value is equal to 70% of the hypothetical Starting Value and less than the hypothetical Threshold Value:

Hypothetical Starting Value:	662.50
Hypothetical Ending Value:	463.75
Hypothetical Threshold Value:	596.25

$10 +	[	$10 ×	(463.75 – 596.25)	× 100%	]	= $8.00
662.50

Hypothetical payment at maturity (per unit) = $8.00

Example 2 — The hypothetical Ending Value is equal to 95% of the hypothetical Starting Value and greater than the hypothetical Threshold Value:

Hypothetical Starting Value:	662.50
Hypothetical Ending Value:	629.38
Hypothetical Threshold Value:	596.25

Hypothetical payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the payment at maturity (per unit) will be equal to the $10 Original Offering Price.

Example 3 — The hypothetical Ending Value is equal to 104% of the hypothetical Starting Value:

Hypothetical Starting Value:	662.50
Hypothetical Ending Value:	689.00

$10 +	[	$10 ×	(689.00 – 662.50)	× 200%	]	= $10.80
662.50

Hypothetical payment at maturity (per unit) = $10.80

Example 4 — The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	662.50
Hypothetical Ending Value:	993.75

$10 +	[	$10 ×	(993.75 – 662.50)	× 200%	]	= $20.00
662.50

Hypothetical payment at maturity (per unit) = $13.70 (Payment at maturity (per unit) cannot be greater than the Capped Value)

Capped Leveraged Index Return Notes®	TS-3

The following table illustrates, for the hypothetical Starting Value of 662.50 (the value of the Corn Futures Contract on February 3, 2011), a Threshold Value of 90% of the hypothetical Starting Value and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical total amount payable on the maturity date per unit (rounded to two decimal places);
▪	the hypothetical total rate of return to holders of the Notes;

The table below assumes a Capped Value of $13.70, the midpoint of the range of $13.50 and $13.90.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical total amount payable on the maturity date per unit	Hypothetical total rate of return on the Notes
331.25	-50.00%	$6.00	-40.00%
397.50	-40.00%	$7.00	-30.00%
463.75	-30.00%	$8.00	-20.00%
530.00	-20.00%	$9.00	-10.00%
596.25 (1)	-10.00%	$10.00	0.00%
636.00	-4.00%	$10.00	0.00%
649.25	-2.00%	$10.00	0.00%
662.50 (2)	0.00%	$10.00	0.00%
675.75	2.00%	$10.40	4.00%
689.00	4.00%	$10.80	8.00%
728.75	10.00%	$12.00	20.00%
795.00	20.00%	$13.70 (3)	37.00%
861.25	30.00%	$13.70	37.00%
927.50	40.00%	$13.70	37.00%
993.75	50.00%	$13.70	37.00%

(1)	This is the hypothetical Threshold Value. The actual Threshold Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(2)	This is the hypothetical Starting Value, the value of the Corn Futures Contract on February 3, 2011. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(3)	The hypothetical total amount payable on the maturity date per unit cannot exceed the assumed Capped Value of $13.70 (the midpoint of the range of $13.50 and $13.90). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Capped Leveraged Index Return Notes®	TS-4

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Additional Risk Factors” section below, the “Risk Factors” section beginning on page P-4 of the product supplement and the “Risks Associated with Foreign Currency Notes and Indexed Notes” section beginning on page S-4 of the prospectus supplement identified below under “Additional Note Terms”, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the SEC on April 1, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on a conventional debt security of comparable maturity.

▪	Your return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in corn, as measured by the Corn Futures Contract.

▪	You must rely on your own evaluation of the merits of an investment linked to the Corn Futures Contract.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date. Merrill Lynch is not obligated to make a market for, or to repurchase, the Notes.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Payments on the Notes are subject to SEK’s credit risk, and changes to SEK’s credit ratings are expected to affect the value of the Notes.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Ownership of Notes will not entitle you to any rights with respect to corn or any related futures contracts or commodities.

▪	Trading in corn can be volatile based on a number of factors that we cannot control.

▪	Suspensions or disruptions of market trading in corn and related futures markets may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the CFTC.

▪

Tax consequences are uncertain. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of product supplement LIRN-2.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Additional Risk Factors

The price of corn is primarily affected by the global demand for and supply of corn.

The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed. Negative developments in those industries may lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease. The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China. In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn.

Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Corn Futures Contract and, therefore, the value of the Notes.

The price movements in the Front Month Corn Futures Contract may not correlate with changes in corn’s spot price.

The Front Month Corn Futures Contract is a futures contract for corn that trades on CBOT. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The Notes are linked to the Front Month Corn Futures Contract and not to the spot price of corn, and an investment in the Notes is not the same as buying and holding corn. While price movements in the Front Month Corn Futures Contract may correlate with changes in corn’s spot price, the correlation will not be perfect and price movements in the spot market for corn may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of corn may not result in an increase in the price of the Front Month Corn Futures Contract. The Front Month Corn Futures Contract price may decrease while the spot price for corn remains stable or increases, or does not decrease to the same extent.

The market value of the Notes may be affected by price movements in distant-delivery futures contracts associated with the Front Month Corn Futures Contract.

The price movements in the Front Month Corn Futures Contract may not be reflected in the market value of the Notes. If you are able to sell your Notes, the price you receive could be affected by changes in the values of futures contracts for corn that have more distant delivery dates than the Front Month Corn Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Front Month Corn Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the Notes.

Capped Leveraged Index Return Notes®	TS-5

Other Terms of the Notes

A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the Board of Trade of the City of Chicago, Inc. (“CBOT”) or any successor exchange or market.

The following definitions supersede and replace the definition of “Market Disruption Event” set forth beginning on page P-13 of product supplement LIRN-2.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)	the suspension of or material limitation on trading in corn, or futures contracts or options related to corn, on the Relevant Market (as defined below);

(B)	the failure of trading to commence, or permanent discontinuance of trading, or a discontinuance of trading at or within 15 minutes of the close, in corn, or futures contracts or options related to corn, on the Relevant Market;

(C)	the failure of the CBOT (as defined above) to calculate or publish the official fixing price of corn for that day (or the information necessary for determining the official fixing prices); or

(D)	any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the Notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B)	a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the CBOT in the Relevant Market under ordinary circumstances.

Relevant Market

“Relevant Market” means the market in Chicago on which members of the CBOT, or any successor thereto, quote prices for the buying and selling of corn, or if such market is no longer the principal trading market for corn or options or futures contracts for corn, such other exchange or principal trading market for corn as determined in good faith by the Calculation Agent which serves as the source of prices for corn, and any principal exchanges where options or futures contracts on corn are traded.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the value of the Corn Futures Contract will increase moderately from the Starting Value to the Ending Value.

▪

You accept that your investment may result in a loss, which could be significant, if the value of the Corn Futures Contract decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Corn Futures Contract with no expectation of benefits of owning corn or any related futures contract.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the actual and perceived creditworthiness of SEK.

▪	You are willing to make an investment, the payments on which depend on the creditworthiness of SEK, as the issuer of the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the value of the Corn Futures Contract will decrease from the Starting Value to the Ending Value or that the value of the Corn Futures Contract will not increase sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will exceed the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning corn or any related futures contracts.

▪	You seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

▪	You are not willing or are unable to assume the credit risk associated with SEK, as the issuer of the Notes.

Capped Leveraged Index Return Notes®	TS-6

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the Notes, you are consenting to Merrill Lynch acting as a principal in effecting the transaction for your account.

Merrill Lynch may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Merrill Lynch may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices. Merrill Lynch will not receive an underwriting discount for the Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

Agent for Service of Process in New York

Under the Indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the Notes or the Indenture brought against us in any U.S. state or federal court in The City of New York. The contact information for Mr. Dangoor is as follows:

David Dangoor

Honorary Consul General of Sweden

455 Park Avenue, 21st Floor

New York, New York 10022

Tel. No.: +1-212-888-3000

Principal Executive Office

As of December 17, 2010, our executive office is located at Klarabergsviadukten 61-63, P.O. Box 194, SE-101 23 Stockholm, Sweden.

Capped Leveraged Index Return Notes®	TS-7

Front Month Corn Futures Contract

The Corn Futures Contract is the front-month corn futures contract traded on CBOT. The Corn Futures Contract trades in units of 5,000 bushels of No. 2 yellow corn at par, No. 1 yellow corn at 1 1/2 cents per bushel over contract price, or No. 3 yellow corn at 1 1/2 cents per bushel under contract price. Every delivery of corn may be made up of the authorized grades for shipment from eligible regular facilities provided that no lot delivered may contain less than 5,000 bushels of any one grade from any one shipping station. The Corn Futures Contract is published by Bloomberg under the symbol C 1 <Cmdty>.

The following summarizes selected specifications relating to the Corn Futures Contract:

Price Quotation: cents per bushel

Minimum Daily Price Fluctuation (Tick Size):  1/4 of one cent per bushel.

Maximum Daily Price Fluctuation: CBOT rules provide for daily price fluctuation limits for the Corn Futures Contract of $0.30 per bushel above or below the previous day’s settlement price, expressed in cents per bushel.

The Component Value of the Corn Futures Contract on any trading day will be the official settlement price of the front-month corn futures contract on CBOT, expressed in cents per bushel, as determined by CBOT.

The following graph sets forth the monthly historical performance of the settlement price of the Corn Futures Contract in the period from January 2006 through January 2011. This historical data on the settlement price of the Corn Futures Contract is not necessarily indicative of the future performance of the settlement price of the Corn Futures Contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the Corn Futures Contract during any period set forth below is not an indication that the settlement price of the Corn Futures Contract is more or less likely to increase or decrease at any time over the term of the Notes. On February 3, 2011, the settlement price of the Corn Futures Contract was 662.50 cents per bushel.

Capped Leveraged Index Return Notes®	TS-8

Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

•

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts, subject to a floor, to purchase corn and, by purchasing a Note, you will be deemed to have agreed to that treatment.

•

Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition.

You should refer to the product supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Certain U.S. Federal Income Taxation Considerations

Below is a summary of certain U.S. federal income tax considerations for U.S. investors (“U.S. Holders”) that are initial holders of the Notes and that hold the Notes as capital assets. The following summary is not complete and is qualified in its entirety by the discussions under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of the accompanying product supplement LIRN-2, which you should carefully review prior to investing in the Notes.

General. We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts, subject to a floor, to purchase corn and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed herein could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Sale, exchange or other taxable disposition of Notes. A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, prospective investors are encouraged to consult their own tax advisors about the potential impact of several proposed legislative changes in the taxation of derivatives contracts and commodity positions and the likelihood that any of the foregoing may take effect.

It is also possible that future regulations or other IRS guidance would require you to accrue income with respect to the Notes on a current basis at ordinary rates (as opposed to capital gains rates) in excess of any amounts paid currently or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “Certain U.S. Federal Income Taxation Considerations” beginning on page P-18 of the accompanying product supplement LIRN-2.

Capped Leveraged Index Return Notes®	TS-9

Additional Note Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

The final terms of the Notes will be set forth in a final term sheet, which will be filed with the SEC as a pricing supplement pursuant to Rule 424 under the Securities Act of 1933 and made available to purchasers of the Notes. The documents listed below, together with such final term sheet, are collectively referred to herein as the “Note Prospectus.”

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259305/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you these documents or the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent corporation of Merrill Lynch.

Capped Leveraged Index Return Notes®	TS-10